We may look on our time as the moment civilization was transformed. Artificial intelligence. Artificial intelligence. Artificial intelligence. This is going to impact every product. We are told AI is finally here. You guys have built something magical. But it's not the technology we were promised. I think people still have the idea that artificial intelligence is a computer that can understand you the way it is, but that's not what is currently being called artificial intelligence.

All LLMs are exercises in statistics. The computer has no idea what it just told you. Everybody knows it's really an illusion. Bryant Cruz is the founder of New Sapiens. My guest today is Bryant Cruz. He's a former naval aviator, space systems engineer, and an AI pioneer. New Sapiens is the only company truly putting intelligence in machines.

What New Sapiens has is a new way of programming computers, not just with data, but with knowledge itself, which is really not different in the computer than knowledge in the human mind. We call them sapiens.

What New Sapiens is setting out to accomplish is the ability for somebody to cognitively communicate with a computer. And that's never been done. This is completely different than anything anybody else is doing in the field of AI. People argue about what it is, but nobody disagrees about what the word A is.

We know what artificial means, but people don't think deeply or don't define intelligence. And I think that's been a big problem in AI. We don't, no one's defined what it is we're doing. Brian Cruz is so perfectly suited to do this. His early education, his college education, was at St. John's in Maryland, which is a very unique program.

Like, he didn't go into school as a techie. He really studied, what is knowledge? Yeah, like in its actual setup, what does AI, possessing knowledge, possessing knowledge. look like? And how does that affect us, right? Because we always say, like, you know, I am above the computer, I contain knowledge, and the ability to engage in dialectic.

If you want to have an artificial intelligence, you've got to give it a model of the world. All the things they've been calling AI, all the use of it, never had that model. How do you structure that? We have, in fact, come up with what do appear to be fundamental, uh, building block ideas. We call them atoms of thought.

Yeah. What we found was that the classification of these ideas mapped very nicely into Aristotle's categories. I have been fascinated with human languages for a very long time. The fact that I make these sounds with my mouth, and I can convey information from my brain to yours, is truly a fascinating, amazing thing that we can do.

To really make computers understand natural language, we had to give them a compatible mental model of the world.

It was so nice having Mia here with us for Thanksgiving. I miss her. Are you feeling lonely? Yes, a little. I was just thinking that someday when Mia's my age, she may have grandchildren of her own. The first product that New Sapiens plans to bring to market is called Companion Sapiens. This is for the individual, like your own digital personal assistant that lives in your smartphone locally.

It's not going to be in the cloud, it's going to be right on your smartphone, you won't need an internet connection. It's kind of what we always wanted Siri to be, right? A digital entity. But in this case we have one that actually understands what you say, and it has knowledge. A few years ago, I actually had a little Sapiens on my phone.

And it's come a long way since then. But it was so different. Right away I could tell, I'm not talking to Siri. I'm talking to something that understands me. Maybe at a very, you know, baby level. But it understands me. And it's learning from me. Yeah, new sapiens is something completely different. I think sapiens, in your palm of your hand, are going to be a great, great force for making it clear what we have in common as human beings, as opposed to what divides us as human beings.

And that's what gives me great hope. future. What they have now call a disruptive technology to change the world. No o coming as in my experience personal computer was goi Computing. So I feel real at home with disruptive technology because I lived it on a number of occasions. And this is all the classic definition of what a disruptive technology is.